# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tevogen Bio Holdings Inc., CIK 0001860871
CUSIP: 88165K101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Date of event which requires filing of this statement: 07/10/2026
Filed by CIK 0002011728
Persons authorized to receive notices and communications: Ryan Saadi, c/o Tevogen Bio Holdings Inc., Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059, 877-838-6436

## Reporting persons
- Saadi Ryan H. (CIK 0002011728): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,705,689; shared voting power 3,878; sole dispositive power 1,938,710; shared dispositive power 3,878; aggregate amount beneficially owned 3,709,567 (59.7% of the class)
  Comment: The number of shares reported in row 7 includes 1,766,979 shares of restricted Common Stock that are outstanding and therefore carry voting rights but that may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered, subject to forfeit. The shares of Common Stock reported in rows 8 and 10 consist of shares held by Dr. Saadi's spouse. The percent reported in row 13 is calculated based on 6,215,107 shares of Common Stock outstanding as of July 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Tevogen Bio Holdings Inc.
Address of issuer's principal executive offices: 15 Independence Boulevard, Suite #210, Warren, New Jersey (NJ), 07059
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Tevogen Bio Holdings Inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment No. 3 amends and supplements the initial statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on February 22, 2024, as amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on July 25, 2025 and Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on December 11, 2015 (the "Original Schedule 13D," and as further amended by this Amendment No. 3, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Person received a grant of 1,220,000 shares of Restricted Stock on July 10, 2026 as compensation for his service as Chairman and Chief Executive Officer of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Items 3 and 6 of this Amendment is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Amendment No. 3 for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(b) See rows (7) through (10) of the cover page to this Amendment No. 3 for the aggregate number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

(c) Except as set forth in this Amendment No. 3, the Reporting Person has not effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment No. 3.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

2026 Restricted Stock Award

On July 10, 2026, the Company granted 1,220,000 shares of Restricted Stock to Dr. Saadi pursuant to the 2024 Plan. The shares of Restricted Stock vest in four equal annual installments beginning on the seventh anniversary of the grant date, subject to Dr. Saadi's continuous service with the Issuer through the vesting date, and provided that the shares will automatically vest in full in the event of termination due to death or disability. Dr. Saadi is entitled to vote the shares of Restricted Stock, but the shares of Restricted Stock may not be sold, assigned, transferred, pledged, hypothecated, or otherwise encumbered prior to vesting, subject to automatic forfeit. Dr. Saadi will automatically forfeit all unvested shares of Restricted Stock in the event he departs the Company for any reason, unless termination of his service triggers accelerated vesting.

## Signatures
- Saadi Ryan H.: /s/ Saadi Ryan H., Saadi Ryan H. (07/14/2026)